For Immediate Release

Contact:

Laurence G. Sellyn, Executive Vice-President,
Chief Financial and Administrative Officer
Tel: (514) 343-8805
Email: lsellyn@gildan.com

Sophie Argiriou, Director,
Investor Communications
Tel: (514) 343-8815
Email: sargiriou@gildan.com

Gildan Activewear Announces Fiscal 2008 Third Quarter Results

- Results and Full Year Forecast in Line with Most Recent Guidance –

Montréal, Wednesday, August 13, 2008 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its financial results for its third fiscal quarter ended July 6, 2008. The Company also reconfirmed its most recent full year EPS guidance for fiscal 2008, which it had revised on April 29, 2008.

Third Quarter Sales and Earnings

Gildan reported net earnings of U.S. $54.0 million and diluted EPS of U.S. $0.44 for the third quarter of fiscal 2008. Results for the third quarter include U.S. $2.3 million or U.S. $0.02 per share of restructuring charges, related to ongoing carrying costs pursuant to the closure of Canadian and U.S. manufacturing facilities, and a planned consolidation of sewing operations in Haiti. In the third quarter of fiscal 2007, the Company reported net earnings of U.S. $52.4 million or U.S. $0.43 per share, including $4.6 million or U.S. $0.04 per share of restructuring charges related to manufacturing closures. Before reflecting the impact of restructuring charges in both fiscal years, adjusted net earnings and adjusted diluted EPS were U.S. $56.3 million and U.S. $0.46 respectively, compared to adjusted net earnings of U.S. $57.0 million and EPS of U.S. $0.47 in the third quarter of fiscal 2007.

The change in adjusted EPS, before restructuring charges, was due primarily to higher activewear selling prices and unit sales volumes, which were more than offset by higher cotton and energy costs, more unfavourable activewear product-mix, higher selling, general and administrative and depreciation expenses, the non-recurrence of a prior year income tax recovery which positively impacted EPS by U.S. $0.05 in the third quarter of last year, a provision for a doubtful receivable account, and charges to write off or dispose of surplus fixed assets.

As reflected in the Company's guidance for the year, the third quarter of the 2008 fiscal year comprised 14 weeks instead of the normal 13 weeks for a fiscal quarter. The inclusion of an extra week is required in every fifth or sixth fiscal year to maintain the alignment of the Company's financial reporting cycle with the calendar year. Consistent with the Company's prior practice, the extra week is included in the third quarter.

The Company's results for its third fiscal quarter were in line with its most recent EPS guidance. More favourable than projected activewear selling prices, unit volumes and product-mix were offset by a provision for a doubtful receivable account, and charges to write off or dispose of surplus fixed assets.

Sales in the third quarter amounted to U.S. $380.8 million, up 30.6% from U.S. $291.6 million in the third quarter of last year. The increase in sales revenues was due to an increase of U.S. $43.8 million in sock sales due to the acquisition of V.I. Prewett & Son in the first quarter of fiscal 2008, an approximate 6% increase in activewear unit selling prices and a 10.4% increase in unit sales volumes for activewear and underwear. Growth in activewear unit sales was significantly constrained by lack of inventory, as a result of lower than anticipated production from the Company's Dominican Republic textile manufacturing facility. The Company has made good progress in improving the performance of the Dominican Republic facility during the third quarter, although its inventory levels for activewear continue to be very low.

The growth in activewear unit sales in the third fiscal quarter was due to the additional week of shipments and continuing market share penetration in all product categories in the U.S. wholesale distributor channel. The table below summarizes data from the S.T.A.R.S. report produced by ACNielsen Market Decisions, which tracks unit volume shipments from U.S. wholesale distributors to U.S. screenprinters, for the quarter ended June 30, 2008.

Gildan	Gildan		Gildan	Industry
Market Share	Market Share		Unit Growth	Unit Growth
Q3 2008	Q3 2007		Q3 2008 vs.	Q3 2008 vs.
			Q3 2007	Q3 2007
51.9%	47.6%	All activewear products	5.5%	(3.5)%

52.6%	48.3%	T-shirts	5.5%	(3.2)%

51.7%	42.2%	Fleece	23.4%	0.3%

34.6%	34.0%	Sport shirts	(10.6)%	(12.6)%

Although overall industry shipments from distributors to screenprinters declined by 3.5% during the June quarter, according to the S.T.A.R.S. report, distributor demand for Gildan products remained very strong. The Company had a high open order position throughout the quarter, which has continued into the fourth quarter. Overall inventories in the channel continue to be in good balance in relation to expected industry demand.

During the third quarter, the Company began shipment of its first retail underwear program. The Company is pleased with consumer demand for its retail products during the third quarter, and with the improvement in its service levels to mass retailers. Also, the Company has continued to implement its strategy to rationalize its sock product-mix, in order to focus on basic higher-volume products and programs which capitalize on Gildan's modern large-scale manufacturing capacity.

Gross margins in the third quarter of fiscal 2008 declined slightly to 31.6%, compared to 32.4% in the third quarter of fiscal 2007. The positive gross margin impact of higher activewear selling prices and favourable manufacturing efficiencies arising from the consolidation of textile facilities in the fourth quarter of fiscal 2007 was more than offset by higher cotton, energy, chemicals and transportation costs, the impact of production inefficiencies in the Dominican Republic textile facility, as inventories produced in the second fiscal quarter were consumed in cost of sales, a lower proportion of high-valued sport shirt sales, and the impact of the acquisition of Prewett. Socks manufactured by Gildan in the U.S. have lower gross margins than activewear and sock products manufactured in the Company's Honduran manufacturing facilities, and therefore dilute overall gross margins.

Selling, general and administrative expenses were U.S. $43.9 million, or 11.5% of sales, compared to U.S. $28.4 million, or 9.7% of sales in the third quarter of fiscal 2007. The increase in selling, general and administrative expenses was due to the acquisition of Prewett, higher distribution and transportation expenses, a provision of U.S. $2.6 million for non-collection of accounts receivable from a U.S. retail customer, which filed for bankruptcy protection during the third quarter, higher corporate infrastructure costs, including the impact of the higher-valued Canadian dollar, a charge for the disposal of surplus fixed assets, and professional fees for special projects. The increase of U.S. $5.1 million in depreciation and amortization expenses was primarily due to the ramp-up of major capacity expansion projects and the acquisition of Prewett, including the amortization of acquired intangible assets, as well as a charge to write down surplus fixed assets.

Year-to-date Sales and Earnings

Sales for the first nine months of fiscal 2008 were U.S. $925.0 million, up 30.4% compared to the same period last year. The increase in sales was due to a U.S. $115.6 million increase in sock sales due to the acquisition of Prewett, a 10.7% increase in unit sales volumes for activewear and underwear, higher activewear selling prices and a higher valued product-mix for activewear.

For the first nine months of fiscal 2008, net earnings amounted to U.S. $123.2 million, or U.S. $1.01 per share on a diluted basis, compared to net earnings of U.S. $89.2 million, or U.S. $0.73 per share, for the same period in fiscal 2007. Before the impact of restructuring and other charges, adjusted net earnings in the first nine months of fiscal 2008 amounted to U.S. $127.1 million, or U.S. $1.04 per share on a diluted basis, compared to adjusted net earnings of U.S. $111.5 million, or U.S. $0.92 per share on a diluted basis, for the same period last year. The increase in adjusted net earnings and adjusted diluted EPS in fiscal 2008 was primarily due to growth in unit sales volumes for activewear and underwear, higher activewear selling prices, more favourable activewear product-mix and further manufacturing efficiencies for activewear. These positive factors were partially offset by increases in cotton, energy, chemicals and transportation costs, production inefficiencies in the Dominican Republic textile facility, higher selling, general and administrative and depreciation and amortization expenses, and the non-recurrence of the income tax recovery in the third quarter of fiscal 2007. Net earnings and diluted EPS for the first nine months of fiscal 2008 were also negatively impacted by additional costs to service mass-market retailers in the second quarter during the integration of retail information systems, a write-down of inventories of discontinued sock product-lines in the second quarter, a provision for non-collection of accounts receivable from a U.S. retail customer in the third quarter, and charges in the third quarter for the write-down or disposal of surplus assets.

Cash Flow

Net earnings before depreciation and other non-cash items in the third quarter amounted to U.S. $73.6 million, which, together with increased accounts payable, was used to finance seasonal increases in accounts receivable, and capital expenditures amounting to U.S. $19.8 million. Free cash flow in the third quarter amounted to U.S. $21.5 million. Free cash flow for the first nine months of fiscal 2008 amounted to U.S. $92.2 million. At the end of the third quarter, the Company continued to have significant unused financing capacity to be able to pursue its organic growth plans and to be in a position to implement selective acquisition opportunities.

Outlook

The Company continues to be comfortable with its previous guidance of EPS of U.S. $1.45 – U.S. $1.50 for the full 2008 fiscal year.

The Company has determined that it is not yet in a position to provide earnings guidance for fiscal 2009, due to lack of visibility on certain key external factors impacting the Company's results. The Company continues to believe that it will generate significant manufacturing efficiencies in fiscal 2009 from the improved performance of the Dominican Republic textile facility and the successful ramp-up of the Rio Nance II and III capacity expansions in Honduras, as well as from the assumed non-recurrence of acquisition integration issues which negatively impacted results in fiscal 2008. The Company also expects to benefit from a more favourable product-mix, as a result of a higher proportion of ring-spun products and fleece, and continuing to rationalize its sock product-mix. However, even with these positive factors, further increases in selling prices will be required in order to offset the impact of projected significant increases in cotton and energy costs, as well as inflation in other cost inputs such as chemicals, dyestuffs and labour rates. The Company has yet to purchase a significant portion of its cotton requirements for fiscal 2009. In this environment, the Company will seek to obtain selling price increases in both the wholesale and retail channels, and expects to provide earnings guidance at such time as it has sufficient visibility on all of the major assumptions impacting its gross margins and EPS.

The Company currently expects to have production capacity for activewear and underwear combined of approximately 51 million dozens in fiscal 2009, based on its projected product-mix, including a higher than previously projected proportion of fleece and ring-spun products. A portion of the Company's activewear capacity in fiscal 2009 is projected to be utilized to rebuild inventories from current low levels. Capital expenditures for fiscal 2009 are projected at approximately U.S. $160 million, primarily for the Rio Nance IV and V capacity expansion projects.

Disclosure of Outstanding Share Data

As of July 31, 2008, there were 120,525,039 common shares issued and outstanding along with 884,071 stock options and 906,800 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of 50% of the restricted share grant is dependent upon the financial performance of the Company, relative to a benchmark group of Canadian publicly-listed companies.

Information for shareholders

This release should be read in conjunction with Gildan's 2008 Third Quarter MD&A dated August 12, 2008 (available at http://gildan.com/corporate/IR/quarterlyReports.cfm) which is incorporated by reference in this release, filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

Gildan Activewear Inc. will hold a conference call to discuss these results today at 8:30 AM Eastern Time. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 90911731, or by live sound webcast on Gildan's Internet site ("Investor Relations" section) at the following address: www.gildan.com. If you are unable to participate in the conference call, a replay will be available starting that same day at 10:30 AM EDT by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 23643734, until Wednesday, August 20, 2008 at midnight, or by sound web cast on Gildan's Internet site for 30 days.

Profile

Gildan is a vertically-integrated marketer and manufacturer of quality branded basic apparel. The Company is the leading supplier of activewear for the wholesale imprinted sportswear market in the U.S. and Canada, and also a leading supplier to this market in Europe. The Company sells T-shirts, sport shirts and fleece in large quantities to wholesale distributors as undecorated "blanks", which are subsequently decorated by screenprinters with designs and logos. Consumers ultimately purchase the Company's products, with the Gildan label, in venues such as sports, entertainment and corporate events, and travel and tourism destinations. Other end-uses include work uniforms and similar applications to convey individual, group and team identity. In addition to continuing its growth within the wholesale channel, Gildan is implementing a major growth initiative to sell athletic socks, underwear and activewear to mass-market retailers in North America.

Forward-Looking Statements

Certain statements included in this press release, in particular the "Outlook" section, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "project", " assume", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. We refer you to the Company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the "Risks and Uncertainties" section of the 2007 Annual MD&A, as subsequently updated in our first, second and third quarter 2008 MD&A, for a discussion of the various factors that may affect the Company's future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this press release, in particular the "Outlook" section.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to: general economic conditions such as commodity prices, currency exchange rates, interest rates and other factors over which we have no control; the impact of economic and business conditions, industry trends and other external, political and social factors in the countries in which we operate; the intensity of competitive activity; changes in environmental, tax, trade, employment and other laws and regulations; our ability to implement our strategies and plans; our ability to complete and successfully integrate acquisitions; our reliance on a small number of significant customers; changes in consumer preferences, customer demand for our products and our ability to maintain customer relationships and grow our business; our customers do not commit to minimum quantity purchases; the seasonality of our business; our ability to attract and retain key personnel; high reliance on computerized information systems; changes in accounting policies and estimates; and disruption to manufacturing and distribution activities due to labour disruptions, bad weather, natural disasters and other unforeseen adverse events.

This may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company's business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management's expectations regarding the Company's fiscal 2008 and 2009 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This release includes reference to certain non-GAAP financial measures such as adjusted net earnings, adjusted diluted earnings per share and free cash flow. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below.

Adjusted net earnings and adjusted diluted earnings per share are calculated as net earnings and earnings per share excluding restructuring and other charges, as discussed in Note 7 to the unaudited interim consolidated financial statements. The Company uses and presents these non-GAAP measures to assess its operating performance from one period to the next without the variation caused by restructuring and other charges that could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily nonrecurring.

(in US$ millions, except per share amounts)
	Q3 2008	Q3 2007	YTD 2008	YTD 2007
Net earnings	54.0	52.4	123.2	89.2
Restructuring and other charges	2.3	4.6	3.9	22.3
Less: income tax effect thereon	-	-	-	-
Adjusted net earnings	56.3	57.0	127.1	111.5

Diluted EPS	0.44	0.43	1.01	0.73
Restructuring and other charges, net of tax	0.02	0.04	0.03	0.18
Adjusted diluted EPS	0.46	0.47	1.04	0.92
Certain minor rounding variances exist between the financial statements and this summary. EPS may not add due to rounding.

7

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in US$ millions)
	Q3 2008	Q3 2007	YTD 2008	YTD 2007
Cash flows from operating activities	40.7	32.3	168.4	72.1
Cash flows from investing activities	(19.2)	(29.2)	(213.0)	(103.7)
Add back:
Acquisition of Prewett	-	-	126.8	-
Restricted cash related to acquisition	-	-	10.0	-
Free cash flow	21.5	3.1	92.2	(31.6)
Certain minor rounding variances exist between the financial statements and this summary.

Gildan Activewear Inc.
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)

	July 6, 2008	September 30, 2007	July 1, 2007
	(unaudited)	(audited)	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$13,195	$9,250	$7,537
Accounts receivable	254,511	206,088	183,557
Inventories	290,845	239,963	231,538
Prepaid expenses and deposits	11,255	7,959	9,573
Future income taxes	3,765	2,610	4,601
	573,571	465,870	436,806

Property, plant and equipment	426,781	377,617	368,477
Goodwill and identifiable intangible assets	63,910	2,024	9,030
Assets held for sale (note 7)	12,603	6,610	2,434
Other assets	18,227	11,426	8,266
Future income taxes	10,489	10,939	-

Total assets	$1,105,581	$874,486	$825,013

Liabilities and Shareholders' Equity
Current liabilities:
Bank indebtedness	$-	$-	$3,500
Accounts payable and accrued liabilities	149,486	116,683	120,229
Income taxes payable	9,238	2,949	2,054
Current portion of long-term debt	3,762	3,689	3,934
	162,486	123,321	129,717

Long-term debt	104,677	55,971	38,979
Future income taxes	41,265	24,612	28,221
Non-controlling interest in consolidated joint venture	7,289	6,932	6,279

Contingencies (note 13)

Shareholders' equity:
Share capital	89,147	88,061	87,686
Contributed surplus	5,910	3,953	3,361
Retained earnings	668,559	545,388	504,522
Accumulated other comprehensive income	26,248	26,248	26,248
	694,807	571,636	530,770
	789,864	663,650	621,817

Total liabilities and shareholders' equity	$1,105,581	$874,486	$825,013

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Interim Consolidated Statements of Earnings and Comprehensive Income
(In thousands of U.S. dollars, except per share data)

	Three months ended		Nine months ended
	July 6, 2008	July 1, 2007	July 6, 2008	July 1, 2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$380,774	$291,610	$924,994	$709,573
Cost of sales	260,418	197,221	626,051	482,558

Gross profit	120,356	94,389	298,943	227,015

Selling, general and administrative expenses	43,893	28,430	113,096	83,080

Restructuring and other charges (note 7)	2,289	4,589	3,929	22,339

Earnings before the undernoted items	74,174	61,370	181,918	121,596

Depreciation and amortization (note 9a)	15,326	10,272	43,249	28,521
Interest, net (note 10b)	1,204	1,453	6,065	3,501
Non-controlling interest of consolidated joint venture	185	503	357	625

Earnings before income taxes	57,459	49,142	132,247	88,949

Income tax expense (recovery) (note 12)	3,448	(3,255)	9,076	(205)

Net earnings and comprehensive income	$54,011	$52,397	$123,171	$89,154

Basic EPS (note 8)	$0.45	$0.44	$1.02	$0.74

Diluted EPS (note 8)	$0.44	$0.43	$1.01	$0.73

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Interim Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended		Nine months ended
	July 6, 2008	July 1, 2007	July 6, 2008	July 1, 2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flows from operating activities:
Net earnings	$54,011	$52,397	$123,171	$89,154
Adjustments for:
Restructuring charges related to assets held for sale
and property, plant and equipment (note 7)	1,662	708	1,334	4,616
Depreciation and amortization (note 9a)	15,326	10,272	43,249	28,521
Loss (gain) on disposal of assets held for sale and
property, plant and equipment	861	(60)	987	(20)
Stock-based compensation costs	599	371	2,083	1,149
Future income taxes	1,718	(4,689)	203	(3,210)
Non-controlling interest	185	503	357	625
Unrealized foreign exchange (gain) loss	(762)	3,029	253	1,441
	73,600	62,531	171,637	122,276
Changes in non-cash working capital balances:
Accounts receivable	(68,707)	(45,712)	(18,837)	(16,266)
Inventories	9,212	11,051	(7,459)	(30,885)
Prepaid expenses and deposits	(2,266)	(2,499)	(1,926)	(3,816)
Accounts payable and accrued liabilities	27,741	5,354	18,822	1,119
Income taxes payable	1,081	1,607	6,156	(338)
	40,661	32,332	168,393	72,090

Cash flows (used in) from financing activities:
(Decrease) increase in amounts drawn under revolving long-term
credit facility	(37,000)	(13,000)	51,000	30,000
Decrease in bank indebtedness	-	-	(1,261)	-
Net decrease in other long-term debt	(896)	(18,266)	(2,221)	(20,948)
Proceeds from the issuance of shares	351	180	960	949
	(37,545)	(31,086)	48,478	10,001

Cash flows used in investing activities:
Purchase of property, plant and equipment	(19,773)	(32,864)	(79,791)	(108,315)
Acquisition of V.I. Prewett & Son, Inc. (note 4)	-	-	(126,819)	-
Restricted cash related to acquistion (note 4)	-	-	(10,000)	-
Proceeds on disposal of assets held for sale	10	4,429	1,124	6,424
Net decrease (increase) in other assets	565	(778)	2,532	(1,786)
	(19,198)	(29,213)	(212,954)	(103,677)

Effect of exchange rate changes on cash and
cash equivalents denominated in foreign currencies	(34)	23	28	116

Net (decrease) increase in cash and cash equivalents
during the period	(16,116)	(27,944)	3,945	(21,470)

Cash and cash equivalents, beginning of period	29,311	35,481	9,250	29,007

Cash and cash equivalents, end of period	$13,195	$7,537	$13,195	$7,537

See accompanying notes to interim consolidated financial statements.

Supplemental disclosure of cash flow information (note 9)

Gildan Activewear Inc.
Interim Consolidated Statement of Shareholders' Equity and Comprehensive Income
Nine months ended July 6, 2008 and July 1, 2007
(in thousands of U.S. dollars)

				Accumulated
	Share Capital			other		Total
			Contributed	comprehensive	Retained	shareholders'
	Number	Amount	surplus	income	earnings	equity

Balance, September 30, 2007	120,419	$88,061	$3,953	$26,248	$545,388	$663,650
Stock-based compensation related to
stock options and Treasury
restricted share units	-	-	2,083	-	-	2,083
Shares issued under employee share
purchase plan	16	543	-	-	-	543
Shares issued pursuant to exercise of
stock options	81	417	-	-	-	417
Shares issued pursuant to the
settlement of Treasury restricted
share units	8	126	(126)	-	-	-
Net earnings	-	-	-	-	123,171	123,171
Balance, July 6, 2008 (unaudited)	120,524	$89,147	$5,910	$26,248	$668,559	$789,864

				Accumulated
	Share Capital			other		Total
			Contributed	comprehensive	Retained	shareholders'
	Number	Amount	surplus	income	earnings	equity

Balance, October 1, 2006	120,228	$86,584	$2,365	$26,248	$415,368	$530,565
Stock-based compensation related to
stock options and Treasury
restricted share units	-	-	1,149	-	-	1,149
Shares issued under employee share
purchase plan	13	378	-	-	-	378
Shares issued pursuant to exercise of
stock options	117	571	-	-	-	571
Shares issued pursuant to the
settlement of Treasury restricted
share units	18	153	(153)	-	-	-
Net earnings	-	-	-	-	89,154	89,154
Balance, July 1, 2007 (unaudited)	120,376	$87,686	$3,361	$26,248	$504,522	$621,817

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(For the period ended July 6, 2008)
(Tabular amounts in thousands or thousands of U.S. dollars, except per share data or unless otherwise noted)
(unaudited)

1. Basis of presentation:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and include all normal and recurring entries that are necessary for a fair presentation of the financial statements. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual financial statements, and should be read in conjunction with the Company's most recently prepared annual consolidated financial statements for the year ended September 30, 2007.

The Company's revenues and income are subject to seasonal variations. Consequently, the results of operations for the third fiscal quarter are traditionally not indicative of the results to be expected for the full fiscal year.

Certain comparative figures have been reclassified in order to conform with the current period's presentation.

All amounts in the attached notes are unaudited unless specifically identified.

2. Significant accounting policies:

Except for the adoption of the new accounting standards described in Note 3, the Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as disclosed in Note 1(a) and Note 2 of its audited consolidated financial statements in the Company's annual report for the year ended September 30, 2007.

3. Adoption of new accounting standards:

Effective the commencement of its 2008 fiscal year, the Company has adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1535, Capital Disclosures, CICA Handbook Section 3862, Financial Instruments - Disclosure, and CICA Handbook Section 3863, Financial Instruments - Presentation. These new Handbook Sections apply to fiscal years beginning on or after October 1, 2007. These Sections relate to disclosure and presentation only and did not have an impact on our financial results. See Notes 10 and 11.

4. Business acquisition:

On October 15, 2007, the Company acquired 100% of the capital stock of V.I.Prewett & Son, Inc. ("Prewett"), a U.S. supplier of basic family socks primarily to U.S. mass-market retailers. Prewett's corporate headquarters are located in Fort Payne, Alabama. The acquisition is intended to enhance further the Company's position as a full-product supplier of socks, activewear and underwear for the retail channel.

The aggregate purchase price of $126.8 million (including transaction costs of $1.5 million) paid in cash on closing is subject to adjustments based on working capital balances as at the date of acquisition, which have not yet been finalized. In addition, the purchase agreement provides for an additional purchase consideration of $10 million contingent on specified future events. This amount was paid into escrow by the Company and is included in "Other assets" on the consolidated balance sheet. Any further purchase price consideration paid by the Company will be accounted for as additional goodwill.

The Company accounted for this acquisition using the purchase method and the results of Prewett have been consolidated with those of the Company from the date of acquisition.

The Company has allocated the purchase price on a preliminary basis to the assets acquired and the liabilities assumed based on management's best estimate of their fair values and taking into account all relevant information available at that time. Since the Company is still in the process of finalizing the independent valuation of certain intangible assets and other assets acquired and liabilities assumed at the date of acquisition, the allocation of the purchase price is subject to change. The Company expects to finalize the purchase price by the end of fiscal 2008.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4. Business acquisition (continued):

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Accounts receivable	$28,805
Inventories	43,423
Prepaid expenses	1,370
Property, plant and equipement	20,202
Goodwill and identifiable intangible assets	64,376
Other assets	176

Liabilities assumed:
Bank indebtedness	$(1,261)
Accounts payable and accrued liabilities	(14,178)
Future income taxes	(16,094)
Net assets acquired	$126,819

Consideration:
Cash	$125,294
Transaction costs	1,525
Purchase price	$126,819

Goodwill recorded in connection with this acquisition is not deductible for tax purposes. Identifiable intangible assets consists primarily of customer contracts and customer relationships and are currently being amortized on a straight-line basis over a period of 15 years based on preliminary estimates of the useful life of these assets.

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. When the carrying amount of a reporting unit exceeds the estimated fair value of the reporting unit, an impairment loss is recognized in an amount equal to the excess of the carrying value over the fair value of the goodwill, if any.

5. Stock-based compensation:

The Company's Long Term Incentive Plan (the "LTIP") includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units ("Treasury RSUs") and non-dilutive restricted share units ("Non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries.

Changes in outstanding stock options were as follows:

		Weighted average
	Number	exercise price
		(in Canadian dollars)
Options outstanding, September 30, 2007	853	10.08
Granted	127	39.37
Exercised	(81)	5.32
Forfeited	(13)	32.41
Options outstanding, July 6, 2008	886	14.42

As at July 6, 2008, 625,200 of the outstanding options were exercisable at the weighted average price of CA$6.67. Based on the Black-Scholes option pricing model, the grant date weighted average fair value of the options granted during the nine months ended July 6, 2008 was CA$12.98.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

5. Stock-based compensation (continued):

Changes in outstanding Treasury RSUs were as follows:

		Weighted average
	Number	fair value per unit
		(in Canadian dollars)
Treasury RSUs outstanding, September 30, 2007	941	18.83
Granted	43	36.47
Settled through the issuance of common shares	(8)	17.89
Forfeited	(69)	27.85
Treasury RSUs outstanding, July 6, 2008	907	18.99

As at July 6, 2008, none of the awarded and outstanding Treasury RSUs were vested.

The compensation expense recorded for the three-month periods ended July 6, 2008 and July 1, 2007, respectively, was $0.6 million and $0.4 million, in respect of the Treasury RSUs and stock options. The compensation expense recorded for the nine-month periods ended July 6, 2008 and July 1, 2007, respectively, was $2.1 million and $1.2 million, in respect of the Treasury RSUs and stock options. The counterpart has been recorded as contributed surplus. When the common shares are issued to the employees, the amounts previously credited to contributed surplus are reclassified to share capital.

Changes in outstanding non-Treasury RSUs were as follows:

Number
Non-Treasury RSUs outstanding, September 30, 2007	56
Granted	50
Forfeited	(4)
Non-Treasury RSUs outstanding, July 6, 2008	102

Non-Treasury RSUs have the same features as Treasury RSUs except that their vesting period is a maximum of three years and they will be settled in cash at the end of the vesting period. The settlement amount is based on the Company's stock price at the vesting date. As of July 6, 2008, the weighted average fair value per non-Treasury RSU was CA$24.36. No common shares are issued from treasury under such awards and they are therefore non-dilutive. As of July 6, 2008, none of the awarded and outstanding non-Treasury RSUs were vested.

The compensation (recovery) expense recorded for the three-month periods ended July 6, 2008 and July 1, 2007, respectively, was $(0.1) million and $0.1 million, in respect of the non-Treasury RSUs. The compensation expense recorded for the nine-month periods ended July 6, 2008 and July 1, 2007, respectively, was $0.4 million and $0.4 million, in respect of the non-Treasury RSUs. The counterpart has been recorded in accounts payable and accrued liabilities.

6. Guarantees:

The Company, and certain of its subsidiaries, have granted corporate guarantees, irrevocable standby letters of credit and surety bonds to third parties to indemnify them in the event the Company and certain of its subsidiaries do not perform their contractual obligations. As at July 6, 2008, the maximum potential liability under these guarantees was $17.4 million, of which $5.2 million was for surety bonds and $12.2 million was for corporate guarantees and standby letters of credit. The standby letters of credit mature at various dates during 2008, the surety bonds are automatically renewed on an annual basis and the corporate guarantees mature at various dates up to fiscal 2010.

As at July 6, 2008, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management has determined that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7. Restructuring and other charges, and assets held for sale:

The following table summarizes the components of restructuring and other charges:

	Three months ended		Nine months ended
	July 6,	July 1,	July 6,	July 1,
	2008	2007	2008	2007
Accelerated depreciation	$-	$766	$-	$2,892
Gain on disposal of long-lived assets	(38)	(58)	(366)	(1,836)
Asset impairment loss	1,700	-	1,700	3,560
Severance	400	1,234	400	13,296
Other	227	2,647	2,195	4,427
	$2,289	$4,589	$3,929	$22,339

In fiscal 2006 and 2007, the Company announced the closure, relocation and consolidation of manufacturing and distribution facilities in Canada, the United States and Mexico, as well as the relocation of its corporate office. The costs incurred in connection with these announcements have been recorded as restructuring and other charges, and included severance and other costs, asset impairment losses and accelerated depreciation resulting from the reduction in the estimated remaining economic lives of property, plant and equipment at these facilities. Other costs relate primarily to exit costs incurred in connection with the closures noted above, including carrying and dismantling costs associated with assets held for sale. During the third quarter of fiscal 2008, the Company recorded an impairment loss on property, plant and equipment of $1.7 million resulting from a planned consolidation of its sewing operations in Haiti.

Assets held for sale of $12.6 million as at July 6, 2008 (September 30, 2007 - $6.6 million; July 1, 2007 - $2.4 million) primarily related to closed facilities at these various locations and are recorded at the lower of their carrying value or fair value less costs to sell. Additional carrying costs related to these closed facilities and any gains or losses on the disposition of the assets held for sale will be accounted for as restructuring charges as incurred.

8. Earnings per share:

A reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Nine months ended
	July 6,	July 1,	July 6,	July 1,
	2008	2007	2008	2007
Basic earnings per share:
Basic weighted average number of common shares
outstanding	120,492	120,359	120,462	120,319
Basic earnings per share	$0.45	$0.44	$1.02	$0.74
Diluted earnings per share:
Basic weighted average number or common shares
outstanding	120,492	120,359	120,462	120,319
Plus impact of stock options and Treasury RSUs	1,130	1,240	1,181	1,206
Diluted weighted average number of common shares
outstanding	121,622	121,599	121,643	121,525
Diluted earnings per share	$0.44	$0.43	$1.01	$0.73

Excluded from the above calculation for the three months ended July 6, 2008 are 123,565 stock options, which were deemed to be anti-dilutive because the exercise prices were greater than the average market price of the common shares for the period. Excluded from the above calculation for the nine months ended July 6, 2008 are 81,968 stock options, which were deemed to be anti-dilutive because the exercise prices were greater than the average market price of the common shares for the period. All stock options outstanding for the three months ended December 30, 2007 and for fiscal 2007 were dilutive.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9. Other information:

	Three months ended		Nine months ended
(a) The following items were included in depreciation	July 6,	July 1,	July 6,	July 1,
and amortization:	2008	2007	2008	2007
Depreciation of property, plant and equipment	$13,155	$9,612	$38,673	$26,791
Impairment loss and writedown of property, plant
and equipment	700	-	700	-
Amortization expense of deferred start-up costs and other	454	499	1,385	1,247
Amortization expense of intangible assets	1,017	161	2,491	483
	$15,326	$10,272	$43,249	$28,521

(b) Cash paid during the period for:
Interest	$1,459	$1,842	$6,515	$4,065
Income taxes	461	482	2,799	3,798

	July 6, 2008	September 30, 2007	July 1, 2007
(c) Non-cash transactions as at:		(audited)
Additions to property, plant and equipment
included in accounts payable and accrued liabilities	$500	$2,566	$2,652
Ascribed value credited to share capital from
issuance of Treasury RSUs	126	226	153
Reversal of valuation allowance on acquired
future income tax assets credited to intangible
assets	-	7,340	-
Proceeds on disposal of long-lived assets in
other assets	1,477	1,855	1,943
Proceeds on disposal of long-lived assets in accounts
receivable	1,380	1,050	-

(d) Cash and cash equivalents consist of:
Cash balances with banks	$10,237	$9,250	$7,537
Short-term investments	2,958	-	-
	$13,195	$9,250	$7,537

10. Financial instruments:

In the first quarter of fiscal 2008, the Company adopted the requirements of the CICA Handbook Section 3862, "Financial Instruments Disclosures", which apply to fiscal years beginning on or after October 1, 2007. This new Handbook Section requires disclosures to enable users to evaluate the significance of financial instruments for the entity's financial position and performance, and the nature and extent of an entity's exposure to risks arising from financial instruments, including how the entity manages those risks.

Disclosures relating to exposure to risks, in particular credit risk, liquidity risk, foreign currency risk and interest rate risk, are included in the section entitled "Financial Risk Management" of the Management's Discussion and Analysis of the Company's operations, performance and financial condition as at and for the three months and nine months ended July 6, 2008, which is included in the Gildan Q3 2008 Quarterly Report to Shareholders along with these interim consolidated financial statements. Accordingly, these disclosures are incorporated into these interim consolidated financial statements by cross-reference.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10. Financial instruments (continued):

(a) Financial instruments – carrying values and fair values:

The fair values of financial assets and liabilities, together with the carrying amounts included in the consolidated balance sheets, are as follows:

	July 6, 2008		September 30, 2007
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Available-for-sale financial assets:
Cash and cash equivalents	$13,195	$13,195	$9,250	$9,250
Loans and receivables:
Accounts receivable - trade	236,912	236,912	189,070	189,070
Accounts receivable - other	17,599	17,599	17,018	17,018
Long-term receivable included in other assets	1,477	1,477	1,855	1,855
Restricted cash related to Prewett acquisition
included in other assets	10,000	10,000	-	-
Forward foreign exchange contracts	123	123	293	293

Financial liabilities
Other financial liabilities:
Accounts payable and accrued liabilities	147,428	147,428	115,596	115,596
Long-term debt - bearing interest at variable rates:
Revolving long-term credit facility	100,000	100,000	49,000	49,000
Other long-term debt	6,727	6,727	8,803	8,803
Long-term debt - bearing interest at fixed rates	1,712	1,712	1,857	1,857
Forward foreign exchange contracts	2,058	2,058	1,087	1,087

The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the balance sheet dates because of the short-term maturity of those instruments. The fair values of the long-term receivable and the restricted cash related to the acquisition of Prewett, and the Company's interest-bearing financial liabilities also approximate their respective carrying amounts. The fair value of forward foreign exchange contracts was determined using quoted market values.

(b) Financial income and expense:

The following components of income and expense relating to financial instruments are included in the consolidated statement of earnings:

(i) Interest income and expense:

	Three months ended		Nine months ended
	July 6,	July 1,	July 6,	July 1,
	2008	2007	2008	2007
Interest expense on long-term indebtedness	$1,294	$1,393	$6,357	$3,578
Interest expense on short-term indebtedness	4	79	38	219
Interest income on available-for-sale financial assets	(106)	(85)	(349)	(400)
Interest income on loans and receivables	(20)	-	(60)	-
Other interest	32	66	79	104
Interest expense - net	$1,204	$1,453	$6,065	$3,501

Interest income on available-for-sale financial assets consists of interest earned from cash and cash equivalents invested in short-term deposits. Interest income on loans and receivables relates to interest earned on the Company's long-term receivable included in other assets.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10. Financial instruments (continued):

(ii) Foreign exchange gain (loss):

	Three months ended		Nine months ended
	July 6,	July 1,	July 6,	July 1,
	2008	2007	2008	2007
Gain (loss) relating to financial assets and liabilities,
excluding forward foreign exchange contracts	$120	$(759)	$1,321	$344
Gain (loss) relating to forward exchange contracts,
including amounts realized on contract maturity
and changes in fair value of open positions	185	2,333	(2,189)	2,659
Foreign exchange gain (loss) relating
to financial instruments	305	1,574	(868)	3,003
Other foreign exchange gain (loss)	26	(2,282)	222	(1,319)
Foreign exchange gain (loss)	$331	$(708)	$(646)	$1,684

(iii) Impairment losses recognized on trade receivables:

The Company recorded bad debt expense (recovery) of $2.5 million (2007 - $(0.2) million) for the three month period ended July 6, 2008 and $2.6 million (2007 - $0.1 million) for the nine month period ended July 6, 2008. Bad debt expense is included in "Selling, general and administrative expenses" in the interim consolidated statements of earnings and comprehensive income.

(c) Forward foreign exchange contracts:

The following table summarizes the Company's derivative financial instruments relating to commitments to buy and sell foreign currencies through forward foreign exchange contracts as at July 6, 2008 and September 30, 2007:

		Notional foreign	Average	Notional USD	Carrying & fair value
July 6, 2008	Maturity	currency amount	exchange rate	equivalent	Asset	Liability

Buy CAD/Sell USD	0-6 months	35,500	0.9923	$35,225	$-	$(457)

Sell EUR/Buy USD	0-6 months	8,485	1.3963	11,848	-	(1,404)
	6-12 months	2,650	1.4743	3,907	-	(197)

Sell GBP/Buy USD	0-6 months	5,172	1.9952	10,319	123	-
				$61,299	$123	$(2,058)

		Notional foreign	Average	Notional USD	Carrying & fair value
September 30, 2007	Maturity	currency amount	exchange rate	equivalent	Asset	Liability

Buy EUR/Sell USD	0-6 months	4,425	1.3616	$6,025	$293	$-

Sell EUR/Buy USD	0-6 months	4,899	1.3626	6,675	-	(278)
	6-12 months	9,081	1.3677	12,421	-	(467)

Sell GBP/Buy USD	0-6 months	4,781	1.9988	9,558	-	(146)
	6-12 months	6,019	1.9841	11,942	-	(196)

Sell CAD/Buy USD	0-6 months	3,800	1.0055	3,821	-	-
				$50,442	$293	$(1,087)

The forward exchange contracts are reported on a mark-to-market basis and the gains or losses are included in earnings as the Company has elected not to follow hedge accounting for these derivatives.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11. Capital disclosures:

The Company's objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while at the same time taking a conservative approach towards financial leverage and management of financial risk.

The Company's capital is composed of net debt and shareholders' equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company's primary uses of capital are to finance increases in non-cash working capital and capital expenditures for capacity expansion as well as acquisitions. The Company currently funds these requirements out of its internally-generated cash flows and the periodic use of its revolving long-term bank credit facility.

The primary measure used by the Company to monitor its financial leverage is its ratio of net debt to earnings before interest, taxes, depreciation and amortization, non-controlling interest, and restructuring and other charges ("EBITDA"), which it aims to maintain at less than 3.0:1. Net debt is computed as at the most recent quarterly balance sheet date. EBITDA is based on the last four quarters ending on the same date as the balance sheet date used to compute net debt. The net debt to EBITDA ratio as at July 6, 2008, September 30, 2007 and July 1, 2007 was as follows:

	July 6, 2008	September 30, 2007	July 1, 2007
Bank indebtedness	$-	$-	$3,500
Current portion of long-term debt	3,762	3,689	3,934
Long-term debt	104,677	55,971	38,979
Less: cash and cash equivalents	(13,195)	(9,250)	(7,537)
Net debt	$95,244	$50,410	$38,876

	For the last four quarters ending on
	July 6, 2008	September 30, 2007	July 1, 2007
Net earnings	$164,037	$130,020	$105,942
Restructuring and other charges	9,602	28,012	42,725
Depreciation and amortization	53,505	38,777	37,593
Interest, net	7,462	4,898	4,540
Income tax expense (recovery)	4,466	(4,815)	917
Non-controlling interest in income of consolidated joint venture	1,010	1,278	645
EBITDA	$240,082	$198,170	$192,362

Net debt to EBITDA ratio	0.4:1	0.3:1	0.2:1

The terms of the revolving credit facility require the Company to maintain a net debt to EBITDA ratio below 3.0:1, although this limit may be exceeded under certain circumstances. The Company used its revolving credit facility to finance the acquisition of Prewett, which closed on October 15, 2007. The financing of the acquisition resulted in debt leverage, which is well below the Company's maximum net debt to EBITDA ratio. The Company does not currently plan to refinance its revolving credit facility, or a portion thereof, with debt of longer maturities or to raise additional equity capital.

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Company does not currently pay a dividend. However, the Company's Board of Directors periodically evaluates the merits of introducing a dividend.

The Company is not subject to any capital requirements imposed by a regulator.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

12. Income taxes:

The Canada Revenue Agency ("CRA") is currently conducting an audit of the Company's income tax returns for its 2000, 2001, 2002 and 2003 fiscal years, the scope of which includes a review of transfer pricing and the allocation of income between the Company's Canadian legal entity and its foreign subsidiaries. In the third quarter of fiscal 2008, management met with the CRA for the first time to discuss preliminary transfer pricing audit issues and, in particular, explain the roles and responsibilities performed in the Company's foreign subsidiaries where the majority of its taxable income is earned. The Company is continuing its discussion with the CRA and is confident that the merits of its transfer pricing methodology, which is supported by annual transfer pricing studies conducted by external experts, and the economic substance of its legal and operating structure support its tax filings. While the outcome of the audit cannot be predicted with certainty, the Company believes that its tax filing positions will be sustained and that the final resolution of this matter will not materially affect the Company's results of operations or financial position.

The income tax recovery of $3.3 million for the three-month period ended July 1, 2007 and of $0.2 million for the nine-month period ended July 1, 2007 includes the recognition of previously unrecorded tax benefits in the amount of $5.7 million relating to a prior taxation year.

13. Contingencies:

The Company and certain of its senior officers have been named as defendants in a number of proposed class action lawsuits filed in the United States District Court for the Southern District of New York. These U.S. lawsuits will likely be consolidated into one proposed class action with a lead plaintiff. A proposed class action has also been filed in the Ontario Superior Court of Justice and a petition for authorization to commence a class action has been filed in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits, which have yet to be certified as a class action by the respective courts at this stage, seek to represent a class comprised of persons who acquired the Company's common shares between August 2, 2007 and April 29, 2008 and allege, among other things, that the defendants misrepresented the Company's financial prospects in its financial guidance concerning the 2008 fiscal year, subsequently revised on April 29, 2008. The U.S. lawsuits are based on United States federal securities laws. In addition to pursuing common law claims, the Ontario action proposes to seek leave from the Ontario court to also bring statutory misrepresentation civil liability claims under Ontario's Securities Act. The Company strongly contests the basis upon which these actions are predicated and intends to vigorously defend its position. However, due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any. No provision for contingent loss has been recorded in the interim consolidated financial statements.

14. Segmented information:

The Company manufactures and sells activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.

	Three months ended		Nine months ended
The company has two customers accounting for at	July 6,	July 1,	July 6,	July 1,
least 10% of total sales:	2008	2007	2008	2007
Company A	25.1%	22.2%	23.2%	22.2%
Company B	11.7%	2.6%	15.5%	5.5%

Sales were derived from customers located in the
following geographic areas:
United States	$ 338,130	$ 255,281	$ 833,230	$ 627,758
Canada	19,604	16,456	42,217	39,021
Europe and other	23,040	19,873	49,547	42,794
	$ 380,774	$ 291,610	$ 924,994	$ 709,573

Sales by major product group:
Activewear and underwear	$ 306,407	$ 261,087	$ 703,457	$ 603,646
Socks	74,367	30,523	221,537	105,927
	$ 380,774	$ 291,610	$ 924,994	$ 709,573

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

14. Segmented information (continued):

	July 6, 2008	September 30, 2007	July 1, 2007
Property, plant and equipment by geographic areas are as follows:		(audited)
Caribbean Basin and Central America	$321,613	$294,063	$276,000
United States	80,486	65,399	69,163
Canada and other	24,682	18,155	23,314
	$426,781	$377,617	$368,477

	July 6, 2008	September 30, 2007	July 1, 2007
Assets held for sale by geographic areas are as follows:		(audited)
United States	$2,200	$2,278	$1,934
Canada and other	10,403	4,332	500
	$12,603	$6,610	$2,434

Goodwill and intangible assets relate to acquisitions located in the United States.